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                                                                    EXHIBIT 99.1

FOR
LJ INTERNATIONAL INC.
(NATIONAL MARKET SYSTEM: JADE)

CONTACTS
BETTY HO                                             GREGORY A. McANDREWS
LJ International Inc.                                Greg McAndrews & Associates
011 (852) 2170-0001                                  (310) 301-3035

                                                           FOR IMMEDIATE RELEASE


                   LJ INTERNATIONAL ESTIMATES $6-$8M IN SALES

                          FROM HONG KONG GEM TRADE SHOW

         HONG KONG, November 4, 2002 - LJ International Inc. (NMS: JADE) added an estimated $6-$8 million in new sales over the next 18 months with traditional products and a preview of three new Spring 2003 lines of colored gem jewelry at the September 2002 Hong Kong Jewelry Show.

         *The Platinum Level is priced at $300 to $2,000-plus retail for fine gemset jewelry of rings, necklaces, bracelets and earrings. Target customers are the "Top40/Next 60" blue chip large chain stores. The stones are a wide variety of rare, rich colors and unusual cuttings from Africa, China, South America, especially Brazil. All stones will be meticulously matched and set with fine quality diamonds and 18K yellow gold, 18K white gold or platinum.

         *The Gold Level features premium stones in fine jewelry with best selling prices ranging from $100 to $300 retail. This is a refinement into a full product line based on test marketing by LJ International for more than two years. This product line is designed for the upscale market.

                                     (MORE)

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NEWS RELEASE - JADE--HONG KONG GEM SHOW
NOVEMBER 4, 2002
PAGE 2

         *The Silver Level comprises traditional daily-wear jewelry priced at a range of popular starting price point of $30 to $100 retail. It is a broadening of the basic "Lorenzo" traditional line 15 years ago. The line is sold through mass merchandisers who carry fancy and high-tech cut pieces in a variety of jewelry settings. They are set in gold yellow gold or white gold with stones primarily come from Brazil and Africa. They are mainly colored stones, such as amethyst, peridot, citrine, garnet, blue topaz, aquamarine and opal as well as precious stones and diamonds.

         In other gem show news, five new large customers requested substantial quotations for more than 200 styles of existing products.

         LJ International Inc. (NMS: JADE) is a publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. Website: www.ljintl.com.

         (Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)

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